Exhibit 20.1





PRESS RELEASE                 CONTACT:                Derek K. Cole
                                                Director, Investor Relations
FOR IMMEDIATE RELEASE                           (888)788-3863



      MUNIMAE ANNOUNCES THE PUBLIC OFFERING OF 2,500,000 COMMON SHARES


BALTIMORE,  MD,  July 23, 1998 -- Municipal Mortgage & Equity, L.L.C. (NYSE:
MMA), also known as MuniMae, announced today the public offering of 2,500,000 growth, or common, shares at a price of $21.125 per share.

Mark K. Joseph, Chairman of the Board and CEO of MuniMae stated, "We are pleased to complete our second equity offering of the year. The proceeds from this offering will be used to fund new investment transactions. This offering continues, and contributes to, our plans for the growth of MuniMae."

Net proceeds of the offering to MuniMae will be $49.7 million. The underwriters, led by Legg Mason Wood Walker, Incorporated, Merrill Lynch & Co. and Wheat First Butcher Singer, have an option to purchase an additional 375,000 shares to cover over-allotments. If the option is exercised in full, the net proceeds to the Company would then be $57.2 million. The offering is expected to close on July 28, 1998. A written prospectus supplement prepared in connection with this offering may be obtained by calling the Company at (888) 788-3863.

MuniMae originates, invests in, and services tax-exempt multifamily housing bonds. The fifty-two multifamily housing complexes which secure MuniMae's portfolio are located in twenty-six markets in thirteen states and contain 13,684 units with an average occupancy of 94%. The properties represent approximately $600 million in real estate value. Most of MuniMae's tax-exempt bonds and other bond related investments provide for MuniMae to participate in the appreciation of the underlying apartments on a tax-exempt basis.

MuniMae is organized as a limited liability company which provides for tax advantages as well as the benefit of corporate governance. MuniMae, like Real Estate Investment Trusts ("REITs"), is exempt from tax at the corporate level. In addition, the Company passes through to its shareholders primarily tax-exempt dividends which are generated by its municipal bond investments. Dividends to shareholders are declared and paid quarterly.

         MUNIMAE: TAX-EXEMPT DIVIDENDS AND GROWTH THROUGH REAL ESTATE


                                  #

7/23/98
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